Exhibit (a)(1)(E)

February 7, 2003

Dear Option Holder:

        On January 14 we sent to you our offer to exchange Stock Appreciation Rights for your outstanding options to purchase common stock of NuVox. If you have not as yet responded, we remind you that the exchange offer is scheduled to expire on Thursday, February 13, 2003, unless we elect to extend the expiration date. As of today, holders of more than two-thirds of the outstanding options, including each of the members of the senior executive team (senior vice president and above), have tendered their options.

        You should consider the following:

  After the adjustments which resulted from the 1-for-100 exchange ratio under our plan of recapitalization which became effective on July 9, 2002, the exercise prices under our outstanding options range from $59 to $1,356 per share. We believe that there is no reasonable likelihood that the fair market value of our common stock will exceed $59 at any time during the remaining terms of the options.
  Each SAR which would be issued to employees in exchange for outstanding options would entitle them, upon the occurrence of a specified liquidity event and subject to the conditions of the SAR agreement, to receive payment in cash and/or securities based upon the increase, if any, in the fair market value of our common stock over the initial grant price of the SARs, which is $1.14 per share. We believe that it is far more likely that employees will receive a financial benefit from these SARs than from our currently outstanding options.
  If you take no action, you will retain your current options, and will not receive SARs in this exchange offer.

        The purpose of our offer is twofold: (1) to provide our employees a performance incentive that has greater potential value than the deeply out-of-the-money options they currently hold; and (2) to reduce the number of option holders below 300 to enable NuVox to avoid the considerable time, effort and expense of continued compliance with the SEC public company reporting obligations. We plan to issue additional equity incentives to employees under our 2002 Stock Incentive Plan following suspension of our SEC public company reporting obligations.

        In order to exchange your options for an equal number of SARs, you must complete and sign the Letter of Transmittal which accompanied the offer to exchange, in accordance with its instructions, sign the signature agreement to your Stock Appreciation Rights Agreement which also accompanied the offer to exchange, and deliver those documents to NuVox, Inc., Attention: Shareholder Relations, 16090 Swingley Ridge Road, Suite 500, Chesterfield, Missouri 63017, or by fax to (636) 757-0000, or generally by any other desired and lawful means, including by electronic transmission to ShareholderRelations@NuVox.com. We must receive these documents by the deadline of 5:00 p.m., Central Standard Time, on February 13, 2003, unless the offer is extended.

         Enclosed is an updated copy of the exchange offer documents.

        If you have any questions about the exchange offer, please contact us at the address for Shareholder Relations indicated above.

Sincerely,

David L. Solomon Chairman and CEO